Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-149412 on Form S-3 of our report dated March 31, 2008, relating to the consolidated financial statements of AMDL, Inc. (the “Company”) as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the substantial doubt about the Company’s ability to continue as a going concern), appearing in the Annual Report on Form 10-K of AMDL, Inc. for the years ended December 31, 2007 and 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

KMJ | Corbin & Company LLP

Irvine, California
April 4, 2008